

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Harry L. You
Chief Financial Officer
Coliseum Acquisition Corp.
1180 North Town Center Drive , Suite 100
Las Vegas , NV 89144

> **Re: Coliseum Acquisition Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed April 17, 2023**
> **File No. 001-40514**

Dear Harry L. You:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1.   We note disclosure in your Form 14A filed on May 22, 2023 indicating that your sponsor has significant ties to a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding risk factor disclosure in future periodic reports and include an example of your intended disclosure in your response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at 202-551-3394 or Shannon Buskirk at 202-551-3717 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Melissa Curvino